July 1, 2024

David Michery
Chief Executive Officer
MULLEN AUTOMOTIVE INC.
1405 Pioneer Street,
Brea, California 92821

       Re: MULLEN AUTOMOTIVE INC.
           Registration Statement on Form S-1
           Filed on June 25, 2024
           File No. 333-280464
Dear David Michery:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Thomas J. Poletti